

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

David Chang
President and Chief Executive Officer
Allogene Therapeutics, Inc.
210 East Grand Avenue
South San Francisco, California 94080

      Re: Allogene Therapeutics, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 28, 2023
          File No. 001-38693

Dear David Chang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences